EXHIBIT 99.2

CORAL GOLD RESOURCES LTD.

Suite 900 – 570 Granville Street

Vancouver, BC V6C 3P1

Tel.: (604) 682-3701

INFORMATION CIRCULAR

AS AT AND DATED JUNE 12, 2019

This Information Circular accompanies the Notice of the 2019 Annual General & Special Meeting (the “Meeting”) of shareholders of Coral Gold Resources Ltd. (hereinafter called the “Company”) to be held at Suite 900 – 570 Granville Street, Vancouver, British Columbia, on Thursday, July 18, 2019 at 11:00 a.m. (Vancouver time), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY

MANAGEMENT OF THE COMPANY

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited by electronic delivery where requested by the Shareholders, as well as personally or by telephone by directors, officers, employees or consultants of the Company. Arrangements will also be made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of common shares of the Company (“Common shares”) pursuant to the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“National Instrument 54-101”).

The Canadian securities regulators have adopted new rules under National Instrument 54-101 which permit the use of notice-and-access for proxy solicitation, instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials, including management information circulars, as well as annual financial statements, and related management’s discussion and analysis, on a website in addition to SEDAR. Under notice-and-access, such meeting related materials will be available for viewing for up to one (1) year from the date of posting, and a paper copy of the material can be requested at any time during this period. The Company is not relying on the notice-and-access provisions of National Instrument 54-101 to send proxy related materials to registered shareholders or beneficial owners of shares in connection with the Meeting.

The Company may reimburse shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals’ authorization to execute forms of proxy. The cost of solicitation will be borne by the Company. Unless otherwise stated, the information contained in this Information Circular is given as at June 12, 2019.

APPOINTMENT OF PROXYHOLDERS

AND COMPLETION AND REVOCATION OF PROXIES

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy. The persons named in the enclosed proxy (the “Management Designees”) have been selected by the directors of the Company.

A shareholder has the right to designate a person (who need not be a shareholder), other than the Management Designees to represent the shareholder at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the proxy the name of the person to be designated, and by deleting from the proxy the names of the Management Designees, or by completing another proper form of proxy and delivering the same to the transfer agent of the Company. Such shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxyholder and attend the Meeting, and provide instructions on how the shareholder’s shares are to be voted. The nominee should bring personal identification with them to the Meeting.

To be valid, the proxy must be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the proxy). The proxy must then be delivered to the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. Proxies received after that time may be accepted by the Chairman of the Meeting in the Chairman’s discretion, but the Chairman is under no obligation to accept late proxies. Alternatively, the proxy may be submitted online or by telephone following the instructions found there.

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. A proxy may be revoked by a registered shareholder personally attending at the Meeting and voting their shares. A shareholder may also revoke their proxy in respect of any matter upon which a vote has not already been cast by depositing an instrument in writing, including a proxy bearing a later date executed by the registered shareholder or by their authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, either at the office of the Company’s registrar and transfer agent at the foregoing address or the head office of the Company at the foregoing address, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the Chairman of such Meeting, or any adjournment thereof. Only registered shareholders have the right to revoke a proxy. Non-registered Shareholders who wish to change their vote should carefully follow the instructions provided to them from their respective intermediary.

VOTING OF PROXIES

Each shareholder may instruct their proxyholder how to vote their Common shares by completing the blanks on the proxy. All Common shares represented at the Meeting by properly executed proxies will be voted or withheld from voting when a poll is required or requested and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Common shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification as to voting on the proxy, the Management Designees, if named as proxyholder, will vote in favour of the matters set out therein.

The enclosed proxy confers discretionary authority upon the Management Designees, or other person named as proxyholder, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Company is not aware of any amendments to, variations of or other matters which may come before the Meeting. If other matters properly come before the Meeting, then the Management Designees intend to vote in a manner which in their judgment is in the best interests of the Company.

In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”), unless the motion requires a “special resolution” in which case a majority of 66 2/3% of the votes cast will be required.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common shares without par value. There is one class of shares only. There are 47,696,337 Common shares issued and outstanding. At a general meeting of the Company, on a show of hands, every shareholder present in person and entitled to vote and every proxy holder duly appointed by a holder of a share who would have been entitled to vote shall have one vote, and on a poll every shareholder present in person or represented by proxy shall have one vote for each share of which such shareholder is the registered holder.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company other than:

Name	Number of Voting Securities	Percentage
David Wolfin	16,789,984	35.20%

The Articles of the Company provide that a quorum for the transaction of business at the Meeting is two (2) shareholders, or one or more proxyholders representing two shareholders, or one shareholder and a proxyholder representing another shareholder.

The directors have determined that all shareholders of record as of June 12, 2019 will be entitled to receive notice of and to vote at the Meeting. Those shareholders so desiring may be represented by proxy at the Meeting.

BENEFICIAL HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” or “beneficial” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Beneficial Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Beneficial Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) directly, and to the clearing agencies and Intermediaries for onward distribution to Beneficial Holders. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holdings on your behalf.

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Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Beneficial Holders. Generally, Beneficial Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Holder, but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Holder when submitting the proxy. In this case, the Beneficial Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company’s transfer agent as provided above; or

(b)	more typically, be given a voting instruction form (“VIF”) which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.

In either case, the purpose of this procedure is to permit Beneficial Holders to direct the voting of the shares which they beneficially own. Most Intermediaries now delegate responsibility for obtaining voting instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).

Broadridge typically mails a scannable VIF instead of the form of proxy. The Beneficial Holder is asked to complete the VIF and return it to Broadridge by mail, facsimile or online at www.proxyvote.com.

Should a Beneficial Holder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Holder should strike out the names of the Management Designees named in the form and insert the Beneficial Holder’s name in the blank space provided. In either case, Beneficial Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

PARTICULARS OF MATTERS TO BE ACTED UPON

TO THE KNOWLEDGE OF THE COMPANY’S DIRECTORS, THE ONLY MATTERS TO BE PLACED BEFORE THE MEETING ARE THOSE REFERRED TO IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING; THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

Additional detail regarding each of the matters to be acted upon at the Meeting is set forth below.

I. Financial Statements

The audited financial statements of the Company for the year ended January 31, 2019, (the “Financial Statements”), together with the Auditors’ Report thereon, will be presented to the shareholders at the Meeting. Shareholders should note that in accordance with the rules of National Instrument 51-102 “Continuous Disclosure Obligations”, shareholders will no longer automatically receive copies of financial statements unless a card (in the form enclosed herewith) has been completed and returned as instructed. Copies of all previously issued annual and quarterly financial statements and related Management Discussions and Analysis are available to the public on the SEDAR website at www.sedar.com and on the Company’s website at www.coralgold.com. Hard copies of the Audited Annual Financial Statements and Management Discussion and Analysis will be available to shareholders free of charge upon request.

II. Appointment of Auditors

Management proposes the appointment of Manning Elliott LLP, as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration. Manning Elliott, Chartered Professional Accountants have been the Company’s Auditors since 2013.

In the absence of instructions to the contrary the shares represented by proxy will be voted in favour of a resolution to appoint Manning Elliott LLP, as Auditors of the Company for the ensuing year, at a remuneration to be fixed by the Board of Directors, unless the Shareholder has specified in the Shareholder’s proxy that the Shareholder’s Common shares are to be withheld from voting on the appointment of auditors.

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III. Election of Directors

Each director of the Company is elected annually and holds office until the next Annual General Meeting of the shareholders unless that person ceases to be a director before then. It is proposed that the number of directors for the ensuing year be fixed at four (4) subject to such increases as may be permitted by the Articles of the Company. At the Meeting, the Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution fixing the number of directors to be elected at the Meeting at four (4).

It is proposed that the persons named below will be nominated at the Meeting. Each director elected will hold office until the next Annual General Meeting of the Company or until his successor is duly elected or appointed pursuant to the Articles of the Company unless his office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) or the Company’s Articles.

It is the intention of the Management designees, if named as proxy, to vote for the election of the said persons to the Board of Directors, unless the Shareholder has specified in its proxy that its Common shares are to be withheld from voting on the election of directors.

The Management nominees for the Board of Directors and information concerning them as furnished by the individual nominees are as follows:

NAME AND PRESENT OFFICE HELD AND PROVINCE OR STATE OF RESIDENCY	DIRECTOR SINCE	NUMBER OF SHARES BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED AT THE DATE OF THIS INFORMATION CIRCULAR (4)	PRINCIPAL OCCUPATION AND IF NOT AT PRESENT AN ELECTED DIRECTOR, OCCUPATION DURING THE PAST FIVE (5) YEARS (5)
Ronald Andrews(1)(2)(3) WA, USA Director	2010/01/12	619,500 (Directly) 202,000 (Indirectly)	Owner and operator of Andrews Orchards, president of West Wind Property Inc. and Director of Avino Silver & Gold Mines Ltd.
David Wolfin BC, Canada President, CEO and Director	1997/09/05	517,300 (Directly) 16,272,684 (Indirectly)	Mining Executive; Officer and/or Director of several reporting issuers
Andrew Kaplan(1)(2)(3) NJ, USA Director	2012/07/16	575,000	Business Consultant
Russell Price(1) WA, USA Director	2018/07/23	Nil	Senior Account Executive and Resource Specialist at Nelson Securities Inc, and licensed professional geologist.

(1)	Member of the Audit Committee.
(2)	Member of the Governance & Nominating Committee.
(3)	Member of the Compensation Committee.
(4)	The number of Common Shares beneficially owned, or controlled or directed, directly or indirectly by the above nominees for directors, is based on the information obtained from The System for Electronic Disclosure by Insiders (www.sedi.ca).
(5)	The information is not within the knowledge of the Management of the Company and has been furnished by the respective nominees.

All the nominees are residents of United States, except for David Wolfin, who resides in Canada. The Company has an Audit Committee, Governance & Nominating Committee, and Compensation Committee, the members of which are set out above.

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Corporate Cease Trade Orders or Bankruptcies

To the knowledge of the Company, no director or proposed director of the Company is, or has, within the ten years prior to the date of this Circular, been a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)	was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

On May 6, 2019, a Cease Trade Order was issued by the Ontario Securities Commission and the British Columbia Securities Commission to Berkley Renewable Inc., (“Berkley”) of which Ron Andrews was a director. Berkley was cease traded for failing to file audited financial statements for its 2018 fiscal year, and such order has not yet been rescinded. Mr. Andrews’ directorship with Berkley ceased on May 15, 2019.

Individual Bankruptcies

To the knowledge of the Company, no director or proposed director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

To the knowledge of the Company, no proposed director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

IV. Ratification of Incentive Stock Option Plan

At the 2018 Annual General & Special Meeting, the shareholders re-approved a rolling stock option plan that had originally passed in 2009 (the “Stock Option Plan” or “Plan”) authorizing the issuance of incentive stock options to directors, officers, employees and consultants to an aggregate of 10% of the issued shares from time to time. The TSX Venture Exchange policies (“TSX-V”) require the approval of the Stock Option Plan by the Company’s “disinterested shareholders” (as defined below) on an annual basis. There are currently 47,696,337 shares issued and outstanding, and therefore the current 10% threshold is 4,769,634 shares available for incentive stock option grants under the Stock Option Plan. The material terms of the Plan remain the same.

Incentive stock options under the Stock Option Plan may be granted by the Board of Directors to eligible persons, who are directors, officers or consultants of the Company or its subsidiaries (if any), or who are employees of a company providing management services to the Company, or who are eligible charitable organizations. Stock options may be granted under the Stock Option Plan with a maximum exercise period of up to ten (10) years, as determined by the Board of Directors of the Company.

The Stock Option Plan will limit the number of stock options which may be granted to any one individual to not more than 5% of the total issued shares of the Company in any 12-month period (unless otherwise approved by the disinterested shareholders of the Company), and not more than 10% of the total issued shares to all insiders at any time or granted over any 12-month period. The number of options granted to any one consultant or person employed to provide investor relations activities in any 12-month period must not exceed 2% of the total issued shares of the Company. Any stock options granted under the Stock Option Plan will not be subject to any vesting schedule, unless otherwise determined by the Board of Directors or required by the policies of the TSX-V.

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Options under the Plan must be granted at an exercise price which is at or above the current discounted market price (as defined under the policies of the TSX-V) on the date of the grant. In the event of the death or permanent disability of an optionee, any option granted to such optionee will be exercisable upon the earlier of 365 days from the date of death or permanent disability, or the expiry date of the option. In the event of the resignation, or the termination or removal of an optionee without just cause, any option granted to such optionee will be exercisable for a period of 90 days thereafter. In the event of termination for cause, any option granted to such optionee will be cancelled as at the date of termination.

A copy of the plan will be made available at the Company’s head office located at Suite 900 – 570 Granville Street, Vancouver, British Columbia V6C 3P1, until 4:00 p.m. Pacific Standard Time on the business day immediately preceding the date of the Meeting.

The Stock Option Plan must be approved by a majority of the “disinterested shareholders” entitled to vote present in person or by proxy at the Meeting, and be accepted for filing by the TSX-V. “Disinterested shareholders” mean all shareholders of the Company who are not directors, officers, promoters, or other insiders of the Company, or their associates or affiliates, as such terms are defined under the Securities Act (British Columbia).

To the knowledge of the Company, shareholders who are ineligible to vote on the approval of the Stock Option Plan and their respective shareholdings are as follows:

Name of Insider, Associate or Affiliate	Number of Shares
Ronald Andrews	821,500
Andrew Kaplan	575,000
Russell Price	Nil
David Wolfin	16,789,984
Nathan Harte	5,000
Dorothy Chin	Nil
TOTAL:	18,191,484

Shareholder Approval

Shareholders will be asked at the Meeting to approve with or without variation the following resolution:

“BE IT RESOLVED that the Company’s Stock Option Plan be and is hereby approved.”

In the event that disinterested shareholder approval is not obtained at the Meeting, the Company will implement a fixed stock option plan for up to 10% of the Company’s issued shares (which does not require shareholder approval), and any existing stock options granted under the Stock Option Plan as previously approved by the disinterested shareholders of the Company at the last Annual General Meeting will not be affected.

EXECUTIVE COMPENSATION

For purposes of this Statement of Executive Compensation, “named executive officer” of the Company means an individual who, at any time during the year, was:

(a)	the Company’s chief executive officer (“CEO”);

(b)	the Company’s chief financial officer (“CFO”);

(c)	each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year and whose total compensation exceeded $150,000; and

(d)	any additional individuals for whom disclosure would have been provided under (c) except that the individuals were not serving as an officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year;

each a “Named Executive Officer” (“NEO”).

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For the financial year ended January 31, 2019, the Named Executive Officers of the Company were:

•	David Wolfin, President & CEO;

•	Nathan Harte, CFO (appointed on November 21, 2018);

•	Malcolm Davidson, Former CFO (employment relationship ended on November 21, 2018).

1) COMPENSATION DISCUSSION AND ANALYSIS

The Company does not have a compensation program other than paying base salaries, incentive bonuses, and incentive stock options to its executive officers. The Company recognizes the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility. The three components of the compensation package are included to enable the Company to meet different objectives. The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals. The objective of incentive bonuses (paid in the form of cash payments) is to add a variable component of compensation to recognize corporate and individual performances for executive officers and employees. The objectives of stock option awards are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company. Implementation of new incentive stock option plans and amendments to the existing stock option plan are the responsibility of the Company’s Compensation Committee.

The Company has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services. Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

The Company relies on the discretion and judgment of the directors in establishing and amending contracts for all forms of compensation, including stock options to be granted to the CEO and the directors, and for reviewing the CEO’s recommendations respecting compensation of the other officers of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position. There is no formal process using objectives, criteria, or analysis, for determining compensation.

Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company’s securities.

Compensation Element	Description	Compensation Objectives
Annual Base Salary	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance
Incentive Bonuses	Discretionary cash payment	Reward individual performance in achieving corporate goals
Incentive Stock Option	Equity grants are made in the form of stock options. The amount of grant will be dependent on individual and corporate performance	Reward long-term financial and operating performance and align interests of key employees with those of shareholders

The Company does not have in place policies which restrict the ability of directors or executive officers to purchase financial instruments, such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by a director or executive officers. Any such purchases would be subject to applicable insider reporting requirements.

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2) SUMMARY COMPENSATION TABLE

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the last three most recently completed financial years ended January 31, 2017, 2018, and 2019 of the Company to its NEOs:

Name and principal position	Year	Salary ($)	Share-based awards ($)[1]	Option-based awards ($)[2]	Non-equity incentive plan compensation ($)[3]	Pension value ($)[4]	All other compensation ($)[5]	Total compensation ($)
David Wolfin President, CEO & Director(6)	2019	72,000	NIL	$109,624	NIL	NIL	NIL	$181,624
	2018	$54,500	NIL	$192,000	NIL	NIL	$100,000	$346,500
	2017	$30,000	NIL	NIL	NIL	NIL	NIL	$30,000
Malcolm Davidson Former CFO(7)	2019	$17,252	NIL	16,444	NIL	NIL	NIL	33,696
	2018	$21,420	NIL	$40,000	NIL	NIL	$10,000	$71,420
	2017	$21,702	NIL	NIL	NIL	NIL	NIL	$21,702
Nathan Harte, CFO(7)	2019	$5,182	NIL	5,074	NIL	NIL	NIL	10,256

(1)	The Company does not currently have any share-based award plans.
(2)	The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. During the year ended January 31, 2019, 1,545,000 options were granted to officers, directors, employees, and consultants. The fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 2.15%, expected dividend yield of 0%, expected option life of 5 years, and expected share price volatility of 117%
(3)	The Company does not have a non-equity incentive plan.
(4)	The Company does not have any pension plans.
(5)	Discretionary cash payment of incentive bonuses.
(6)	Mr. Wolfin’s compensation was paid to Intermark Capital Corp., a private BC corporation controlled by Mr. Wolfin.
(7)	The employment relationship with Malcolm Davidson, former Chief Financial Officer ended on November 21, 2018 and Mr. Nathan Harte, Chief Financial Officer was appointed on the same date.

Annual Base Salary

Base Salary for the NEOs is determined by the Board based upon the recommendation of the Compensation Committee and its recommendations are reached primarily by informal comparison of the remuneration paid by other reporting issuers similar in size and within the industry, and review of other publicly available information on remuneration that the Compensation Committee feels is suitable.

The Annual Base Salary paid to the NEOs is, for the purpose of establishing appropriate increases, reviewed annually by the Board upon the recommendation of the Compensation Committee as part of the annual review of executive officers. The decision on whether to grant an increase to the executive’s base salary and the amount of any such increase is in the sole discretion of the Board and Compensation Committee.

Non-Equity Incentive Plan Compensation

One of the three components of the Company’s compensation package is a discretionary annual cash bonus, paid to recognize individual performance in attaining corporate goals and objectives. The Company does not have a long-term incentive plan.

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Option Based Incentive Awards

An Option Based Incentive Award is in the form of the grant of an incentive stock option. The objective of the incentive stock option is to reward NEOs’, employees’ and directors’ individual performance at the discretion of the Board of directors upon the recommendation of the Compensation Committee.

The Company currently maintains a formal stock option plan (the “Plan”), under which stock options have been granted and may be granted to purchase a number equal to up to 10% of the Company’s issued capital from time to time. For details of the Plan please refer to “Particulars of Matters to be Act Upon” in the Information Circular.

The Plan is administered by the Compensation Committee. The process the Company uses to grant option-based awards to NEOs is based upon the recommendations of the Compensation Committee.

The role of the Compensation Committee is to recommend to the Board the compensation of the Company’s directors and the NEOs which the Committee feels is suitable. All previous grants of option-based awards are taken into account when considering new grants.

3) INCENTIVE PLAN AWARDS

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at January 31, 2019:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
David Wolfin President, CEO and Director	500,000	$0.380	Sept. 4, 2023	Nil	Nil	Nil	Nil
	600,000	$0.355	July 5, 2022	15,000	Nil	Nil	Nil
	600,000	$0.24	Mar 14, 2019	84,000	Nil	Nil	Nil
Malcolm Davidson Former CFO(2)	75,000	$0.380	Sept. 4, 2023	Nil	Nil	Nil	Nil
	125,000	$0.355	July 5, 2022	3,125	Nil	Nil	Nil
	40,000	$0.24	Mar 14, 2019	5,600	Nil	Nil	Nil
Nathan Harte CFO(2)	40,000	$0.380	Sept. 4, 2023	Nil	Nil	Nil	Nil
	25,000	$0.355	July 5, 2022	625	Nil	Nil	Nil

(1)	In-the-Money Options are the difference between the market value of the underlying securities at January 31, 2019 and the exercise price of the option. The closing market price for the Company’s common shares as at January 31, 2019 was $0.38 per common share.
(2)	The employment relationship with Malcolm Davidson, former Chief Financial Officer ended on November 21, 2018 and Mr. Nathan Harte, Chief Financial Officer was appointed on the same date.

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Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended January 31, 2019:

Name	Option-based awards – Value vested during the year ($)(2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
David Wolfin President, CEO and Director	Nil	Nil	Nil
Malcolm Davidson Former CFO(1)	Nil	Nil	Nil
Nathan Harte CFO(1)	Nil	Nil	Nil

(1)	The employment relationship with Malcolm Davidson, former Chief Financial Officer ended on November 21, 2018 and Mr. Nathan Harte, Chief Financial Officer was appointed on the same date.
(2)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

4) PENSION PLAN BENEFITS

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

5) TERMINATION AND CHANGE OF CONTROL BENEFITS

On February 1, 2015, the Company entered into a consulting agreement with Intermark Capital Corporation, a company owned by David Wolfin, and on July 1, 2017 the Company further amended the consulting agreement which contains certain provisions in connection with termination of engagement or change of control.

This Agreement can be terminated at any time as follows:

(a)	by the Consultant electing to give the Company not less than 3 months prior notice of such termination;
(b)	by the Company electing to give the Consultant 3 months prior notice of such termination along with a termination payment equal to the annual Consulting Fee; and
(c)	by the Consultant electing to give the Company notice, in the event that there occurs a Change of Control (as defined below) within six (6) months of the effective date of such Change of Control, and if the Consultant so elects to terminate this Agreement, then the Consultant will be immediately entitled to a termination payment equal to C$500,000.

On February 1, 2015, the Company entered into a Change of Control Agreement with Malcolm Davidson, a named executive officer of the Company. This Agreement was for a period of 36 months from the date thereof and was extended by a decision of the Company’s Board of Directors for another thirty-six (36) months until February 1, 2021. The agreement contained Change of Control provisions as follows:

“In the event that there occurs a Change of Control (as defined below) within 6 months of the effective date of such Change of Control, and if the Executive so elects to terminate his employment, or by the Company upon notice to the Executive within 3 months prior to or within 6 months after a Change of Control is announced by the Company, then the Executive will be entitled receive on the date of termination a termination payment equal to C$50,000, and such payment will be in addition to any other severance payments to which the Executive may be entitled in law or equity.”

The employment relationship with Mr. Malcolm Davidson ended on November 21, 2018, and in connection with the ending of his employment and settling all issues, Mr. Davidson received C$12,000 from the Company.

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A Change of Control for purposes of Mr. Wolfin’s and Mr. Davidson’s agreements shall be deemed to have occurred when:

(i)	any person, entity or group becomes the beneficial owner of 20% or more of the combined voting power of the Company’s then outstanding voting securities entitled to vote generally in the election of directors, and such person, entity or group uses such effective voting control to change a majority of the Board of Directors of the Company, either all at once or through any series of elections and appointments when considered together; or

(ii)	completion of the sale or other disposition by the Company of all or substantially all of the Company’s assets or a reorganization or merger or consolidation of the Company with any other entity or corporation, other than:

(A)	a reorganization or merger or consolidation that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent, either by remaining outstanding or by being converted into voting securities of another entity, more than 50.1% of the combined voting power of the voting securities of the Company or such other entity outstanding immediately after such reorganization or merger or consolidation; or

(B)	a reorganization or merger or consolidation effected to implement a recapitalization or reincorporation of the Company (or similar transaction) that does not result in a material change in beneficial ownership of the voting securities of the Company or its successor.

6) DIRECTORS COMPENSATION

Effective July 1, 2017 the Independent Directors and Committee Members received combined Independent Directors and Committee Members fees of $15,000 per annum.

The following table sets forth the value of all compensation paid to the non-officer directors during the most recently completed financial year ended January 31, 2019:

Name	Fees earned ($)	Share-based awards(1) ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation(3)($)	Pension value(4) ($)	All other compensation ($)	Total ($)
Gary Robertson*	15,000	NIL	21,925	NIL	NIL	NIL	36,925
Ronald Andrews*	15,000	NIL	21,925	NIL	NIL	NIL	36,925
Andrew Kaplan*	15,000	NIL	21,925	NIL	NIL	NIL	36,925
Russell Price*(5)	7,500	NIL	43,850	NIL	NIL	NIL	51,350

*	Independent and Non-Employee Directors
(1)	The Company does not currently have any share-based award plans.
(2)	The methodology used to calculate the grant-date fair value is based on the Black-Scholes Option Pricing Model. During the year ended January 31, 2019, 1,545,000 options were granted to officers, directors, employees, and consultants. The fair value was estimated using the following weighted-average assumptions: risk-free interest rate of 2.15%, expected dividend yield of 0%, expected option life of 5 years, and expected share price volatility of 117%
(3)	The Company does not have a non-equity incentive plan
(4)	The Company does not have any pension plans.
(5)	Mr. Russell Price was appointed as a Director on July 23, 2018.

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No director of the Company who is not a Named Executive Officer has received, during the most recently completed financial year, compensation pursuant to:

(a)	any standard arrangement for the compensation of Directors for their services in their capacity as Directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of Directors in their capacity as Directors except for the granting of stock options; or

(c)	any arrangement for the compensation of Directors for services as consultants or experts.

The Company may grant incentive stock options to Directors of the Company from time to time pursuant to the stock option plan of the Company and in accordance with the policies of the TSX-V.

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the directors to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended January 31, 2019:

	Option-based Awards				Share-based Awards
Name (1)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Gary Robertson	100,000	$0.38	Sept 4, 2023	Nil	Nil	Nil	Nil
	250,000	$0.355	July 5, 2022	6,250	Nil	Nil	Nil
	100,000	$0.24	Mar 14, 2019	14,000	Nil	Nil	Nil
Ronald Andrews	100,000	$0.38	Sept 4, 2023	Nil	Nil	Nil	Nil
	200,000	$0.355	July 5, 2022	5,000	Nil	Nil	Nil
	100,000	$0.24	Mar 14, 2019	14,000	Nil	Nil	Nil
Andrew Kaplan	100,000	$0.38	Sept 4, 2023	Nil	Nil	Nil	Nil
	200,000	$0.355	July 5, 2022	5,000	Nil	Nil	Nil
	100,000	$0.24	Mar 14, 2019	14,000	Nil	Nil	Nil
Russell Price	200,000	$0.38	Sept 4, 2023	Nil	Nil	Nil	Nil

(1)	For the compensation of Mr. Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.
(2)	The in-the-money option value is the difference between the market value of the underlying securities as at January 31, 2019 and the exercise price of the option. The closing market price of the Company’s common shares as at January 31, 2019 was $0.38 per common share.

Incentive plan awards – value vested or earned during the year

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specific period. An “incentive plan award” means compensation awarded, earned, paid or payable under an incentive plan.

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to directors during the most recently completed financial year ended January 31, 2019:

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Name (1)	Option-based awards – Value vested during the year ($)(2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Gary Robertson	Nil	Nil	Nil
Ronald Andrews	Nil	Nil	Nil
Andrew Kaplan	Nil	Nil	Nil
Russell Price	Nil	Nil	Nil

(1)	For the compensation of Mr. Wolfin, the named executive officer of the Company, see “Incentive Plan Awards” above.
(2)	The aggregate dollar value that would have been realized if the options granted during the year had been exercised on the vesting date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only compensation plan of the Company under which equity securities are currently authorized for issuance is the Stock Option Plan. “The Company has a rolling Stock Option Plan based on 10% of the issued shares from time to time, which was previously approved by the shareholders of the Company, but must be ratified annually for the increase in the Stock Option Plan (see, “IV. Ratification of Incentive Stock Option Plan” above).”

The table below summarizes information in relation to the Common Shares reserved for issuance under the Stock Option Plan as of the last annual general meeting date for the previously approved rolling Stock Option Plan, and as at June 12, 2019 (the Record Date of this Meeting) to the extent that the shareholders have not previously approved the increase in the Stock Option Plan:

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under the Stock Option Plan (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Stock Option Plan – approved by security holders	3,545,000	$0.29	1,224,634
Stock Option Plan – not approved by security holders (before this Meeting)	Nil	Nil	Nil
Total:	3,545,000		1,224,634

MANAGEMENT CONTRACTS

Management functions of the Company are not, to any degree, performed by a person or persons other than the directors or executive officers of the Company. The Company has not entered into any contracts, agreements or arrangements with parties other than its directors and executive officers for the provision of such management functions.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company’s last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed persons of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the heading “Particulars of Matters to be Acted Upon”.

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INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth herein, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors, of any person or company who has been: (a) if the solicitation is made by or on behalf of management of the Company, a director or executive officer of the Company at any time since the beginning of the Company’s last financial year; (b) if the solicitation is made other than by or on behalf of management of the Company, any person or company by whom or on whose behalf, directly or indirectly, the solicitation is made; (c) any proposed nominee for election as a director of the Company; or (d) any associate or affiliate of any of the foregoing persons or companies.

AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”) reporting issuers in those jurisdictions which have adopted NI 52-110 are required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Committee, and the fees paid to the external auditor. Accordingly, the Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

1.	Purpose of the Committee

1.1	The purpose of the Audit Committee is to assist the Board of Directors in its oversight of the integrity of the Company’s financial statements and other relevant public disclosures, the Company’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors’ qualifications and independence and the performance of the internal audit function and the external auditors.

2.	Members of the Audit Committee

2.1	At least one Member must be “financially literate” as defined under NI 52-110, having sufficient accounting or related financial management expertise to read and understand a set of financial statements, including the related notes, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

2.2	The Audit Committee shall consist of no less than three Directors.

2.3	At least one Member of the Audit Committee must be “independent” as defined under NI 52-110, while the Company is in the developmental stage of its business.

3.	Relationship with External Auditors

3.1	The external auditors are the independent representatives of the shareholders, but the external auditors are also accountable to the Board of Directors and the Audit Committee.

3.2	The external auditors must be able to complete their audit procedures and reviews with professional independence, free from any undue interference from the management or directors.

3.3	The Audit Committee must direct and ensure that the management fully co-operates with the external auditors in the course of carrying out their professional duties.

3.4	The Audit Committee will have direct communications access at all times with the external auditors.

4.	Non-Audit Services

4.1	The external auditors are prohibited from providing any non-audit services to the Company, without the express written consent of the Audit Committee. In determining whether the external auditors will be granted permission to provide non-audit services to the Company, the Audit Committee must consider that the benefits to the Company from the provision of such services, outweighs the risk of any compromise to or loss of the independence of the external auditors in carrying out their auditing mandate.

4.2	Notwithstanding section 4.1, the external auditors are prohibited at all times from carrying out any of the following services, while they are appointed the external auditors of the Company:

(i)	acting as an agent of the Company for the sale of all or substantially all of the undertaking of the Company; and

(ii)

performing any non-audit consulting work for any director or senior officer of the Company in their personal capacity, but not as a director, officer or insider of any other entity not associated or related to the Company.

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5.	Appointment of Auditors

5.1	The external auditors will be appointed each year by the shareholders of the Company at the annual general meeting of the shareholders.

5.2	The Audit Committee will nominate the external auditors for appointment, such nomination to be approved by the Board of Directors.

6.	Evaluation of Auditors

6.1	The Audit Committee will review the performance of the external auditors on at least an annual basis, and notify the Board of Directors and the external auditors in writing of any concerns in regards to the performance of the external auditors, or the accounting or auditing methods, procedures, standards, or principles applied by the external auditors, or any other accounting or auditing issues which come to the attention of the Audit Committee.

7.	Remuneration of the Auditors

7.1	The remuneration of the external auditors will be determined by the Board of Directors, upon the annual authorization of the shareholders at each general meeting of the shareholders.

7.2	The remuneration of the external auditors will be determined based on the time required to complete the audit and preparation of the audited financial statements, and the difficulty of the audit and performance of the standard auditing procedures under generally accepted auditing standards and generally accepted accounting principles of Canada.

8.	Termination of the Auditors

8.1	The Audit Committee has the power to terminate the services of the external auditors, with or without the approval of the Board of Directors, acting reasonably.

9.	Funding of Auditing and Consulting Services

9.1	Auditing expenses will be funded by the Company. The auditors must not perform any other consulting services for the Company, which could impair or interfere with their role as the independent auditors of the Company.

10.	Role and Responsibilities of the Internal Auditor

10.1	At this time, due to the Company’s size and limited financial resources, the Chief Financial Officer of the Company shall be responsible for implementing internal controls and performing the role as the internal auditor to ensure that such controls are adequate.

11.	Oversight of Internal Controls

11.1	The Audit Committee will have the oversight responsibility for ensuring that the internal controls are implemented and monitored, and that such internal controls are effective.

12.	Continuous Disclosure Requirements

12.1	At this time, due to the Company’s size and limited financial resources, the Corporate Secretary of the Company is responsible for ensuring that the Company’s continuous reporting requirements are met and in compliance with applicable regulatory requirements.

13.	Other Auditing Matters

13.1	The Audit Committee may meet with the Auditors independently of the management of the Company at any time, acting reasonably.

13.2	The Auditors are authorized and directed to respond to all enquiries from the Audit Committee in a thorough and timely fashion, without reporting these enquiries or actions to the Board of Directors or the management of the Company.

14.	Annual Review

14.1	The Audit Committee Charter will be reviewed annually by the Board of Directors and the Audit Committee to assess the adequacy of this Charter.

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15.	Independent Advisers

15.1	The Audit Committee shall have the power to retain legal, accounting or other advisors to assist the Committee.

Composition of Audit Committee

Following the election of directors pursuant to this Information Circular, the following will be members of the Audit Committee:

Name	Independent (1)	Financially Literate(2)	Education and Experience
Ronald Andrews	Yes	Yes	Master’s degree in political science, and a Bachelor’s degree of Science in horticulture, and on the boards of two reporting issuers
Russell Price	Yes	Yes	Senior Account Executive and Resource Specialist and Licensed professional geologist
Andrew Kaplan	Yes	Yes	Business Consultant

(1)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.
(2)	An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

The relevant education and/or experience of each member of the Audit Committee is as follows:

Ronald Andrews: Mr. Andrews has a Bachelor of Science degree in horticulture from Washington State University and a Master’s degree in Political Science. Mr. Andrews is the owner and operator of Andrews Orchards and sells and distributes agricultural chemicals and fertilizers. Mr. Andrews has acted as director and chairman of the audit committee of several public mining companies

Russell Price: Mr. Price is a Senior Account Executive and Resource Specialist at Nelson Securities Inc., Spokane, WA and licensed professional geologist. He has been involved in the resource industry for over 40 years; the last 30 years as a broker, analyst, and member of the NSI investment policy committee. He has been a major contributor in the management, exploration, and development of multiple successful public and private mining ventures. Mr. Price brings with him extensive experience in all phases of the mine formation process including discovery, delineation, development, start-up, and finance. He holds a B.Sc. Geology from the University of Idaho: College of Mines and Earth Resources.

Andrew Kaplan: Mr. Kaplan is a graduate of the University of Hartford having a major in Finance and Insurance. He is a founder of A to B Capital Management and manages the A to B Capital Special Situations Fund, LP which was launched on January 1, 2009. Mr. Kaplan has been a Vice President of Barry Kaplan Associates (“BKA”) for the past 16 years, a leading financial public relations firm for both public and private companies in the US, Canada and abroad. Prior to working at BKA, he had six years’ experience working at Lehman Brothers and Merrill Lynch involved in deal structure, mergers and acquisitions and trading.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of National Instrument 52-110.

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Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chairman of the Audit Committee deems is necessary, and the Chairman will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Committee’s consideration, and if thought fit, approval in writing.

External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two fiscal years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

FINANCIAL YEAR ENDING	AUDIT FEES	AUDIT RELATED FEES(2)	TAX FEES(3)	ALL OTHER FEES(4)
January 31, 2019	$42,500(1)	$2,000(1)	$3,250(1)	$Nil
January 31, 2018	$37,500	$2,000	$3,250	$Nil

(1)       Estimated

(2)       Travel and expenses

(3)       Preparation of corporate tax returns

(4)       Form 20-F advisory and review services

Exemption

The Company has relied upon the exemption provided by section 6.1 of NI 52-110, which exempts a venture issuer from the requirement to comply with the restrictions on the composition of its Audit Committee and the disclosure requirements of its Audit Committee in an annual information form as prescribed by NI 52-110. The Company is a “venture issuer” as that term is defined under NI 52-110.

CORPORATE GOVERNANCE

General

The Board of Directors believes that good corporate governance improves corporate performance and benefits all shareholders. National Policy 58-201 - Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) prescribes certain disclosure by the Company of its corporate governance practices. This disclosure is presented below.

Board of Directors

The Board of Directors is currently comprised of four directors. The size and experience of the Board of Directors is important for providing the Company with effective governance in the mining industry. The Board of Directors’ mandate and responsibilities can be effectively and efficiently administered at its current size. The Board of Directors has functioned and is of the view that it can continue to function, independently of management as required. Directors are elected for a term of one year at the annual general meeting.

The Board of Directors has considered the relationship of each director to the Company and currently considers three of the four directors to be “unrelated” (Messrs. Andrews, Kaplan, and Price). “Unrelated director” means a director who is independent of management and free from any interest and any business or other relationship which could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interest of the Company, other than interests and relationships arising solely from shareholdings.

Directorships

Certain of the directors are also directors of other reporting issuers, as follows:

Director	Other Reporting Issuers
David Wolfin	Avino Silver & Gold Mines Ltd. Gray Rock Resources Ltd. Great Thunder Gold Corp.
Ronald Andrews	Avino Silver & Gold Mines Ltd.

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Orientation and Continuing Education

New Board members receive an orientation package which includes reports on operations and results, and public disclosure filings by the Company. Board meetings are sometimes held at the Company’s offices and, from time to time, are combined with presentations by the Company’s management to give the directors additional insight into the Company’s business. In addition, management of the Company makes itself available for discussion with all Board members.

Ethical Business Conduct

In recruiting new board members, the Board considers only persons with a demonstrated record of ethical business conduct. The Board monitors the ethical conduct of the Company to ensure compliance with applicable legal and regulatory requirements. The Board has found that the foregoing in combination with the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board of Directors considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board of Directors’ duties effectively and to maintain a diversity of view and experience. The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Compensation

The Compensation Committee of the Company is responsible for, among other things, evaluating the performance of the Company’s executive officers, determining or making recommendations to the Board with respect to the compensation of the Company’s executive officers, making recommendations to the Board with respect to director compensation, incentive compensation plans and equity-based plans, making recommendations to the Board with respect to the compensation policy for the employees of the Company or its subsidiaries and ensuring that the Company is in compliance with all legal requirements with respect to compensation disclosure. In performing its duties, the Compensation Committee has the authority to engage such advisors, including executive compensation consultants, as it considers necessary.

The Compensation Committee is currently composed of Ronald Andrews and Andrew Kaplan, all of whom are independent directors within the meaning set out in NI 58-101. Both members of the Compensation Committee are experienced participants in the business world who have sat on the board of directors of other companies, charities or business associations, in addition to the Board of the Company.

The recommendations of the Compensation Committee are based primarily on a benchmarking analysis which compares the Company’s pay levels and compensation practices with other reporting issuers of the same size as and which are active in the industry and/or market in which the Company competes for talent. This analysis provides valuable information that will allow the Company to make adjustments, if necessary, to attract and retain the best individuals to meet the Company’s needs and provide value to the Company’s shareholders. In formulating its recommendations, the Compensation Committee benchmarked the compensation of the Company’s directors and executive officers against companies with similar market capitalization including the following companies; namely, Amarillo Gold Corporation, Forsys Metals Corp., OMX Gold Corporation, GobiMin Inc., Rio Novo Gold Inc., Atlatsa Resources Corporation, and Monument Mining Limited.

The Compensation Committee has not engaged the services of independent compensation consultants to assist it in making recommendations to the Board with respect to director and executive officer compensation.

In performing its duties, the Compensation Committee has considered the implications of risks associated with the Company’s compensation policies and practices. At its present early stage of development and considering its present compensation policies, the Company currently has no compensation policies or practices that would encourage an executive officer or other individual to take inappropriate or excessive risks.

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Other Board Committees

The Board has no other committees, other than the Audit Committee, Governance & Nominating Committee and Compensation Committee. The functions of the Audit Committee and Compensation Committee are described above. The function of the Governance & Nominating Committee is to monitor developments in corporate governance, review the Company’s corporate governance policies and procedures, and recommend any required revisions or improvements to the Company’s corporate governance policies and procedures to the Board of directors.

Assessments

Due to the minimal size of the Company’s Board of Directors, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees.

NORMAL COURSE ISSUER BID

On July 25, 2018, the TSX-V accepted for filing the Company’s Notice for its normal course issuer bid (the “Bid”) transacted through the facilities of the TSX-V. Pursuant to the Bid, the Company could purchase up to 3,938,462 common shares of the Company, which represented approximately 10% of the then total current public float (being the total issued shares, less shares held by insiders, and their associates and affiliates). Purchases were and will be made at the discretion of the Company at prevailing market prices until July 29, 2019. Coral intends to hold all shares acquired under the Bid for cancellation. The funding for any purchase pursuant to the Bid was financed out of the unallocated working capital of the Company. The Board of Directors believed the underlying value of the Company may not be reflected in the current market price of the Company’s common shares, and the Board had determined that the Bid was in the best interests of the Company and its shareholders. The Company has repurchased 3,938,000 common shares at an aggregate cost of $1,452,690 to the date of this Information Circular. A copy of the Notice filed with the TSX-V may be obtained by any shareholder without charge by contacting the Secretary of the Company.

OTHER MATTERS

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING; THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

ADDITIONAL INFORMATION

Financial information is provided in the Company’s audited annual financial statements and accompanying management’s discussion and analysis for the year ended January 31, 2019.

Additional information relating to the Company is available on SEDAR at www.sedar.com. Shareholders may contact the Company at Suite 900 ‑ 570 Granville Street, Vancouver, B.C., V6C 3P1 to request copies of the Company’s financial statements and management and discussion and analysis of financial results. Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

BOARD APPROVAL

The contents of this Information Circular have been approved and this mailing has been authorized by the directors of the Company.

Where information contained in this Information Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

By Order of the Board of Directors

CORAL GOLD RESOURCES LTD.

“David Wolfin”

____________________________________________

David Wolfin

President and Chief Executive Officer

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